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                                  Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                                May 18, 2000

                         Commission File No 0-26498

                           NUR MACROPRINTERS LTD.
           (Exact Name of Registrant as specified in its Charter)

                               Not Applicable
               (Translation of Registrant's Name into English)

                            6 David Navon Street
                              Moshav Magshimim
                                56910 Israel
                  (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                         Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                              Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated May 18, 2000.



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                                                  FOR RELEASE ON MAY 18, 2000

NUR MACROPRINTERS ANNOUNCES AGREEMENT TO ACQUIRE SALSA DIGITAL LTD.

COMPANY RESULTING FROM COMBINED OPERATIONS WILL BECOME THE LARGEST SINGLE SUPPLIER OF PRODUCTION WIDE AND SUPERWIDE FORMAT DIGITAL PRINTING SYSTEMS WORLDWIDE

Magshimim, Israel - May 18, 2000 - NUR Macroprinters Ltd. (NASDAQ: NURM) and Salsa Digital, Ltd. of San Antonio, TX, U.S.A. (formerly operating as Signtech USA, Ltd.) today announced that they have entered into an agreement whereby NUR will acquire substantially all Salsa Digital's assets. NUR Macroprinters plans to capitalize on strong synergies between the two companies, especially in the areas of technology development, products, service and distribution, to create the single largest supplier of production wide and superwide format digital printing systems in the world.

Under the terms of the agreement, NUR Macroprinters will acquire the assets of Salsa Digital, Ltd. for $30 million consisting of $20 million in cash and 666,667 NUR Macroprinters' shares, valued at approximately $10 million, based upon the closing price of the ordinary shares on the Nasdaq market on May 15, 2000.

NUR Macroprinters management estimates, based on preliminary due diligence, that Salsa Digital revenues for full year 1999 were approximately $25 million, actual revenue for such period may differ materially from such estimate. For full year 1999, NUR Macroprinters revenues were in excess of $60 Million. NUR Macroprinters' acquisition of Salsa Digital is expected to bring together approximately 440 employees worldwide, of which 120 are in Israel, approximately 160 in the USA and approximately 160 in operations in Canada, Latin America, Europe, Asia/Pacific, Japan, the Middle East and Africa.

Upon completion of the transaction, Salsa Digital will become a major shareholder in NUR Macroprinters with about 4.5% of the outstanding shares on a fully diluted basis.

Erez Shachar, President and CEO of NUR Macroprinters Ltd. said, "We are extremely excited about the Salsa Digital transaction. We believe that the combination of NUR Macroprinters and Salsa Digital is one of the most important strategic moves in the history of the wide format digital printing market. Salsa Digital's large installed base and strong presence in emerging markets in both Asia and Latin America are particularly attractive. The acquisition of Salsa Digital makes the combined company the largest player in production wide and superwide format digital printing worldwide thereby offering innumerable benefits to both our customer bases. The combined NUR and Salsa Digital product offering and an integrated and efficient customer support infrastructure will help us to better serve the needs of our existing customers and potential customers."

Adds James Gandy, President and CEO of Salsa Digital Ltd., "There is great synergy between the two companies' product lines: Salsa's full eight-color photorealistic printers and NUR's production presses for industrial environments. The product lines of both companies are highly complementary. Together we can leverage our strengths in the market and the synergies


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between our product lines and offer a one-stop shop for wide and superwide digital printing products that gives our customers logical expansion and growth paths."

NUR Macroprinters' acquisition of substantially all assets of Salsa Digital will result in full integration of the customer support, sales and marketing operations of both companies.
The combined company will operate R&D and manufacturing sites both in Israel and San Antonio, Texas.

With the acquisition of all of Salsa Digital's assets, NUR Macroprinters intends to retain the employees at Salsa Digital, at NUR Macroprinters and at wholly-owned subsidiaries' locations worldwide. The company also expects to recruit additional employees that will be necessary for sustaining the growth that both companies have been experiencing in recent quarters.

The current product lines of both companies will also be retained and customers of both companies can be assured that they will continue to enjoy uninterrupted technical support by a combined customer support team with an even stronger presence worldwide.

Subject to satisfaction of closing conditions, the transaction is expected to close within 60 days, and become effective immediately upon closing.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing, and servicing of wide-format inkjet printing systems and consumables for out-of-home advertising applications. The company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. Common applications include fleet graphics, billboards, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 250 sites throughout Europe, North and South America, Africa and Asia.

ABOUT SALSA DIGITAL LTD.

Formerly known as Signtech, Salsa Digital Ltd. of San Antonio, TX manufactures and markets the Salsa-TM- 2 line of 32-head, piezo technology digital printing systems. Various Salsa 2 models print up to eight colors at up to 600 dpi, in print widths of 5-feet, 8-feet, 10-feet, and 16-feet, and offer production, enhanced, photo realistic and photo high quality modes of operation. Earlier this year the company announced the sale of two divisions unrelated to digital printing so it could focus more closely on research and development efforts for its digital printing technologies and Salsa quality inks. A global company, Salsa Digital's operations include a network of branch offices in North America and South America, Europe and the Middle East, Japan and Southeast Asia and Australia.

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CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS "WILL" "ESTIMATE,"'
"PROJECT" "INTEND," "EXPECT," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD.'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE
NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY'S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                      # # #

CONTACTS:
NUR MACROPRINTERS LTD.
EREZ SHACHAR, PRESIDENT AND CEO
HILEL KREMER, VP FINANCE AND CHIEF
FINANCIAL OFFICER
PR CONTACTS




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: May 18, 2000                        By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer